Filed by HCBF Holding Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Jefferson Bankshares, Inc.

Commission File No.: 132-00000

Informal Discussion May 17, 2017

Transaction Terms Pro Forma Branch Network Transaction Terms Announced Date: January 20, 2017 Estimated Closing Date: Q3 2017 Form of Consideration: 80% to 100% in Stock Shareholder Election Process: Yes Total Consideration*: $40.0 Million Price Per Diluted Share: $14.03 Price-to-Tangible Book Value: 165% Price-to-LTM Earnings: 22.2x Price-to-2016E Earnings: 20.3x Premium-to-Core Deposits:7.20% * Includes in-money value of stock options

Financial Highlights -HCBF is YTD 09/30/16 / JFBF is YTD 12/31/16 Buyer / Seller: HCBFJFBF Headquarters:Fort Pierce Oldsmar Branches:FL(41)FL(5) Year Established:20112007 Total Assets ($000):1,786,952296,103 Net Interest Margin (%):3.743.48 Non-Interest Income/ Assets (%): 0.67 0.30 Non-Interest Expense/ Assets (%): 3.21 2.52 Efficiency Ratio (%): 76.269.3 ROAA (%):0.420.65 ROAE (%):3.357.25 Tangible Common Equity (%):11.108.21 NPAs / Assets (%):2.280.12 NPAs (Less TDRs) / Assets (%): 2.120.12 Reserves/ Total Loans (%):0.450.99 Loan Growth Annualized (%):4.2922.0 * Source: SNL

Jefferson Harbor Pro Forma Branch Network Jefferson also has one LPO in St. Petersburg and one in Clearwater

Example - Growth in JBI Investment

	Shares	Total Shares	Cost Basis	Cost Basis Per Share
Original Investment 2007	1,000	1,000	$ 10,000	$ 10.0000
10% Stock Dividend 2013	100	1,100	$ 10,000	$ 9.0909
10% Stock Dividend 2016	110	1,210	$ 10,000	$ 8.2645

Price Per JBI Share	$ 14.03
Total Shares	1,210
Value	$ 16,976
Basis	$ 10,000
$ Increase in Value	$ 6,976
% Increase in Value	70%

Important Information and Where to Find It This presentation does not constitute an offer to sell or a solicitation of an offer to buy securities. This communication is being made in connection with the proposed business combination involving HCBF Holding Company, Inc. (“HCBF”) and Jefferson Bankshares, Inc. (“Jefferson”). In connection with the proposed transaction, HCBF has filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus. The definitive joint proxy statement/prospectus will be mailed to shareholders of Jefferson. INVESTORS AND SECURITY HOLDERS OF JEFFERSON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by HCBF and Jefferson through the website maintained by the SEC at http://www.sec.gov.